UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_____________________________

YATRA ONLINE, INC.

(Name of Subject Company)

_____________________________.

MAGNA HOLDINGS LTD.

(Offeror)

_____________________________.

ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

_____________________________.

G98338109

(CUSIP Number of Class of Securities)

_____________________________.

Anita Mitesh Master
Magna Holdings Ltd.
Director of Operations
c/o Spearfin Ltd
4th Floor Standard Chartered Tower, Cybercity
19 Bank Street, Ebene 72201
Republic of Mauritius
+44 (756) 142-8939

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Scott N. Naturman
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
(202) 837-6000

Transaction Valuation*	Amount of Filing Fee**
$22,000,000	$3,038.20

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 20,000,000 (the maximum number of ordinary shares of subject company estimated to be acquired by Offeror) by $1.10 (the purchase price per share offered by Offeror).

**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Section 6(b) Filing Fee Rate Advisory for fiscal year 2026, multiplying the transaction valuation by 0.00013810.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO is filed by Magna Holdings Ltd., a British Virgin Islands private company limited by shares (the “Purchaser,” “Magna,” “we” or “us”). This Schedule TO relates to the offer by the Purchaser to purchase up to 20,000,000 outstanding ordinary shares, par value $0.0001 per share (the “Shares”), of Yatra Online, Inc. (the “Company”), at $1.10 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all the items of this Schedule TO.

Item 1.         Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.        Subject Company Information.

(a)     Name and Address.  The name of the subject company to which this Schedule TO relates is Yatra Online, Inc., an exempted company incorporated under the laws of the Cayman Islands on December 15, 2005, with its registered office principal executive offices located at c/o Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Yatra’s principal executive office is located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector-20, Gurugram-122008, Haryana, India. The Company’s telephone number at this office is +91- 124-4591700. The information set forth in Section 8 (“Information about Yatra”) of the Offer to Purchase is incorporated herein by reference.

(b)    Securities.  The information set forth in the section captioned “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c)     Trading Market and Price.  The principal market on which the Shares are traded is the NASDAQ Capital Market. The information set forth in the section captioned “Introduction” and Section 6 (“Price Range of the Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.        Identity and Background of Filing Person.

(a-c) Name, Address, Business and Background.  Magna is a private company limited by shares with limited liability under the laws of the British Virgin Islands formed on August 23, 2024. The address of Magna is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110 and its telephone number is +230 4609145.

None of Magna, their affiliates or any of their executive officers or directors has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and was not a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such persons from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following is the structure and ownership of Magna: Anita Mitesh Master holds 100% of the management shares issued by Magna.

1

Item 4.        Terms of the Transaction.

(a)     The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference.

●	“Summary Term Sheet”

●	“Introduction”

●	Section 1 (“Terms of the Offer”)

●	Section 2 (“Acceptance for Payment and Payment of the Shares”)

●	Section 3 (“Procedure for Tendering the Shares”)

●	Section 4 (“Withdrawal Rights”)

●	Section 5 (“Material U.S. Federal Income Tax Consequences”)
●	Section 6 (“Price Range of Shares; Dividends”)
●	Section 7 (“Possible Effects of the Offer on the Market for Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations”)
●	Section 8 (“Information About Yatra”)
●	Section 9 (“Information About Magna”)
●	Section 10 (“Past Contacts with Yatra”)
●	Section 11 (“Purpose of the Offer”)
●	Section 12 (“Source and Amount of Funds”)
●	Section 13 (“Interest in Securities of Yatra”)
●	Section 14 (“Conditions of the Offer”)
●	Section 15 (“Legal Matters; Regulatory Approvals”)
●	Section 16 (“Fees and Expenses”)
●	Section 17 (“Miscellaneous”)

Item 5.        Past Contacts, Transactions, Negotiations and Agreements.

(a)     Transactions.  Not applicable.

(b)    Significant corporate events.  Not applicable.

Item 6.        Purposes of the Transaction and Plans or Proposals.

(a)     Purposes.  The information set forth in the section captioned “Summary Term Sheet” and Section 11 (“Purpose of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1)-(7) Plans.  The information set forth in Section 11 (“Purpose of the Offer”) and Section 6 (“Price Range of the Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference. None of Magna, their affiliates or any of their executive officers or directors has any plans other than as described in such sections.

Item 7.        Source and Amount of Funds or Other Consideration.

(a)     Source of funds.  The information set forth in the sections captioned “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

2

(b)    Conditions.  The information set forth in Section 14 (“Conditions of the Offer”) and Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference. The Offeror has no alternative financing arrangements or plans relating to the Offer other than those described herein.

(d)       Borrowed funds.  Not applicable.

Item 8.        Interest in Securities of the Subject Company.

(a)     Securities ownership.  The information set forth in Section 9 (“Information About Magna”), Section 10 (“Past Contacts with Yatra”) and Section 13 (“Interest in Securities of Yatra”) of the Offer to Purchase is incorporated herein by reference. As of the close of business on the date hereof, Magna owns no Shares of Yatra.

(b)    Securities transactions.  The information set forth in Section 9 (“Information About Magna”), Section 10 (“Past Contacts with Yatra”) and Section 13 (“Interest in Securities of Yatra”) of the Offer to Purchase is incorporated herein by reference.

Item 9.        Persons/Assets, Retained, Employed, Compensated or Used.

(a)     Solicitations or recommendations.  The information set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10.     Financial Statements.

(a) and (b) The Purchaser does not believe its financial statements are material to persons considering the Offer because: (i) the offer is for cash; and (ii) the Purchaser will have the ability to fund the transaction and the Offer is not subject to any financing condition.

Item 11.     Information.

(a)     Agreements, regulatory requirements and legal proceedings.  The information set forth in Section 9 (“Information About Magna”), Section 10 (“Past Contacts with Yatra”), Section 11 (“Purpose of the Offer”), Section 13 (“Interest in Securities of Yatra”) and Section 17 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference. Magna will amend this Schedule TO to reflect material changes to information provided in the Schedule TO, including that provided through the Offer to Purchase, to the extent required by Rule 14d-3(b). To the knowledge of Magna, no material legal proceedings relating to the Offer are pending.

(c) Other material information.  The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

Item 12.     Exhibits.

(a)(1)(i)	Offer to Purchase dated August 19, 2026.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Declaration with Regard to Withholding of Tax Under Indian Tax Laws
(a)(1)(vi)	Form of Summary Advertisement, dated August 19, 2026.
(b)	Not applicable.
(c)	Not applicable.
3

(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2026

MAGNA HOLDINGS LTD.

By:	/s/ Anita Mitesh Master
Name: Anita Mitesh Master
Title: Director of Operations

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated August 19, 2026.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Declaration with Regard to Withholding of Tax Under Indian Tax Laws
(a)(1)(vi)	Form of Summary Advertisement, dated August 19, 2026.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table

SCHEDULE A

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Anita Mitesh Master, Director	Director of Operations	c/o Spearfin Ltd, 4th Floor Standard Chartered Tower, Cybercity, 19 Bank Street, Ebene 72201, Republic of Mauritius	British citizen